SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          The Sports Club Company, Inc.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   84917P100
                                   ---------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule  is  filed:
     |x| Rule  13d-1(b)
     |_| Rule  13d-1(c)
     |_| Rule  13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.84917P100                                             Page 2 of 6 Pages
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilder Gagnon Howe & Co. LLC
         13-3174112
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|

                                                                     (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                               5)  SOLE VOTING POWER
                                   None
         NUMBER                -------------------------------------------------
         OF                    6)  SHARED VOTING POWER
         SHARES                    None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)  SOLE DISPOSITIVE POWER
         EACH                      None
         REPORTING             -------------------------------------------------
         PERSON                8)  SHARED DISPOSITIVE POWER
         WITH                      182,450
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         182,450
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.3%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         BD
--------------------------------------------------------------------------------

                                  Schedule 13G

Item 1(a).   Name of Issuer:

The Sports Club Company, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

11100 Santa Monica Boulevard, Suite 300
Los Angeles, CA 90025

Item 2(a).   Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b).   Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).   Citizenship:

New York

Item 2(d).   Title of Class of Securities:

Common Stock

Item 2(e).   CUSIP Number:

84917P100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) |X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

               (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c)

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

               (e)  |_|     Investment     Adviser    in     accordance     with
                    ss.240.13d-1(b)(1)(ii)(E)



                                Page 3 of 6 Pages

               (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

               (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

               (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j)  |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.  Ownership.

             (a) Amount beneficially owned:  182,450

             (b) Percent of class:

             (c) Number of shares as to which such person has:

                     (i)  Sole power to vote or to direct the vote:  None

                     (ii) Shared power to vote or to direct the vote:  None

                     (iii) Sole power to dispose or to direct the disposition
                           of:  None

                     (iv) Shared power to dispose or to direct the disposition
                           of:  182,450

The shares reported are held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares.

Item 5.  Ownership of Five Percent or Less of a Class.

This Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The owners of the accounts in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


                                Page 4 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                         February 16, 1999
                                         ----------------------
                                             Date


                                         /s/ Walter Weadock
                                         ---------------------
                                             Signature


                                         Walter Weadock, Member
                                         ----------------------
                                             Name/Title


                                Page 6 of 6 Pages